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                                                                  EXHIBIT (b)(2)


                         [ONEX CORPORATION LETTERHEAD]


December 16, 1998



LCS Industries, Inc.
120 Brighton Road
Clifton, New Jersey 07012


Gentlemen:

Onex Corporation ("Onex") and its affiliates own, directly and indirectly, a majority equity interest in CustomerOne Holding Corporation, a Delaware corporation ("CustomerOne"). It is our understanding that substantially concurrently herewith, CustomerOne has entered into that certain Agreement and Plan of Merger by and among LCS Industries, Inc., a Delaware corporation (the "Company"), Catalog Acquisition Co., a Delaware corporation that is a wholly-owned subsidiary of CustomerOne ("Merger Sub"), and CustomerOne (the "Merger Agreement"). Capitalized terms not otherwise defined herein shall have the meanings attributed thereto in the Merger Agreement.

Pursuant to the Merger Agreement, CustomerOne has agreed to cause Merger Sub to make the Offer at the Offer Price. Further, to the extent that less than all of the Shares are tendered in the Offer, CustomerOne and Merger Sub have agreed that Merger Sub shall be merged with and into the Company at the Effective Time and that the Shares (except as expressly stated in the Merger Agreement) will be converted into the right to receive the Merger Consideration. Each of the Offer Price and the Merger Consideration will be payable in cash. It is anticipated that the aggregate consideration payable to current stockholders of the Company as a result of the Offer and the Merger will be approximately $98 million U.S. (the "Aggregate Consideration").
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The purpose of this letter is to confirm that Onex commits to provide, or otherwise cause to be available, sufficient funds to CustomerOne and Merger Sub to fulfill their obligation under the Merger Agreement to deliver the Aggregate Consideration in connection with the Offer and the Merger, whether by capital contribution or otherwise. Onex acknowledges that the Company is acting in reliance on this letter in executing and delivering the Merger Agreement.

Yours truly,


/s/ SETH M. MERSKY